FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                              For December 9, 2002

                       Commission File Number: 000-29644

                                ARM HOLDINGS PLC

                (Translation of registrant's name into English)

                               110 Fulbourn Road
                               Cambridge CB1 4NJ
                                    England

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                       Form 40-F
                         ---                                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                          No  X
                         ---                         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

                                ARM HOLDINGS PLC

                               INDEX TO EXHIBITS

Item
----
1.            Announcement of share holdings
2.            Press release dated November 19, 2002
3.            Press release dated November 20, 2002
4.            Press release dated November 20, 2002
5.            Press release dated December 2, 2002
6.            Press release dated Decemeber 3, 2002
7.            Press release dated December 3, 2002
8.            Press release dated December 9, 2002

                                   Signatures


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 9, 2002
                                       ARM HOLDINGS PLC.


                                       By: /s/ Tim Score
                                          --------------------------------
                                       Name:  Tim Score
                                       Title: Chief Financial Officer

                                                                         Item 1


RNS Number:8621D
ARM Holdings PLC
15 November 2002


ARM Holdings plc ("the company") announces that on 13 November 2002, the following Director purchased shares in the company as follows:

Lawrence Tesler, Non-Executive Director, purchased 10,000 ARM ADS (1 ADS = 3 ordinary shares) at a price of $2.6996 per ADS (equivalent to 57.0p per ordinary share). These shares will be registered in the names of Lawrence Tesler and Colleen Barton and will be held in a trust.

Lawrence Tesler's total resultant holding is 37,000 ARM ADS (representing 111,000 ordinary shares).

ENDS

                      This information is provided by RNS
            The company news service from the London Stock Exchange

END

Friday, 15 November 2002 13:48:46
RNS [nRNSO8621D]

                                                                         Item 2


      ARM INTEGRATOR DEVELOPMENT ENVIRONMENT NOW SUPPORTS ALTERA EXCALIBUR


CAMBRIDGE, UK - Nov. 19, 2002 - ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor technology, today announced the latest addition to its range of RealView(R) hardware and software integration solutions, the Integrator(TM)/CM922T-XA10 Core Module. The Integrator/CM922T-XA10 Core Module provides a hardware and software development environment for Altera's family of Excalibur(TM) embedded processors. Excalibur devices are based on the ARM922T(TM) microprocessor core, combining ARM's industry-leading processing performance with the flexibility of the Altera's FPGA technology.

Extending the ARM(R) Integrator family to incorporate Excalibur processors offers ARM Foundry Program members, SoC developers and ASIC developers, a powerful hardware prototyping and software development environment, enabling user integration of software and hardware IP such as the ARM PrimeCell(R) peripherals and associated drivers. The ARM Integrator development environment reduces development times and increases efficiency and reliability in final silicon by allowing early prototyping of an environment very similar to the end system

"The CM922T-XA10 Core Module adds hardware prototyping capability to ARM's existing software support for Excalibur processors," said Mark Snook, development manager for Hardware Platforms, ARM. "It enables engineers and designers to fully utilize the advanced hardware and software development environments, offered by Altera and ARM, within the framework of the ARM Integrator family."

"Enabling Excalibur processors to harness the full capabilities of the ARM Integrator family provides a powerful integrated system prototyping environment based around the ARM922T core", said Duncan Bryan, Development Platform product manager, ARM. "ARM core-based ASIC developers, standard part designers and ARM Foundry Program Partners will benefit from this solution".

The Integrator/CM922T-XA10 Core Module is compatible with the Integrator AP (ASIC Development Platform, Integrator CP (Compact Platform) boards. The module may also be used in conjunction with Interface modules, such as the ARM Integrator IM-PD1 (Interface Module for Portable application Development, which provides a wide range of peripheral I/O options).

Technical Details

Details of the ARM RealView Integrator/CM922T-XA10 Core Module may be found at: www.arm.com/devtools/integratorCMXA10 Details of the Altera Excalibur EPXA10 device may be found at:
 http://www.altera.com/products/devices/arm/arm-index.html

Availability

The ARM RealView Integrator/CM922T-XA10 Core Module is available now; in addition to the Module the kit includes printed documentation, ARM Firmware Suite(TM) solution, and a CD containing HDL source code.

About the ARM RealView Development Solution

RealView tools provide designers with the best solution for creating and analyzing systems based on ARM technology. They are designed and used by the same engineers who create the ARM architecture. ARM tools are exposed to the highest level of pre- and post-silicon evaluation and development. As a result, the ARM RealView development solution provides the broadest possible range of support for future ARM architectures and derivatives. ARM RealView tools are fully integrated and provide a complete solution to any design or SoC integration challenge, giving the developer higher confidence in first silicon and a faster time-to-market.

The complete ARM RealView development solution includes:

     o RealView compilation tools including a C and C++ compiler, assembler and linker - now available as a stand-alone package

     o RealView debug solution made up of the RealView Debugger(TM)product, RealViewICE(TM) emulator and RealView Trace(TM)module

     o    Boards and platforms including the industry-proven Integrator family

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com


                                   - ends -

ARM and PrimeCell are registered trademarks of ARM Limited. ARM922T, Integrator, RealView, RealView Debugger, RealView ICE, RealView Trace and ARM Firmware Suite are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.

                                                                         Item 3


[CHIP EXPRESS LOGO]                                       FOR IMMEDIATE RELEASE
                                                          ---------------------


        CHIP EXPRESS LICENSES SYNTHESIZABLE ARM CORE FOR INNOVATIVE NEW
                            IP DEVELOPMENT PROGRAM

         Chip Express Offers Developers Low-Cost Opportunity to Verify Semiconductor IP in Quick Turnaround, ARM Core-Based Modular Gate Arrays

Santa Clara, CA and Cambridge, UK - Nov. 20, 2002 - Chip Express and ARM [(LSE:
ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor technology, today announced that Chip Express has licensed the ARM7TDMI-S(TM) processor core, enabling the company TO provide an innovative new program for developers to prove their IP functions in an ARM7TDMI-S core-based system-on-chip (SoC). Through this agreement, Chip Express will be able to offer IP developers the opportunity to build prototype ASICs of their IP in a synthesizable ARM7TDMI(R) core-based sub-system.

With proven IP, customers can move directly into volume production using Chip Express' quick turnaround Modular Gate Array technology. In addition, as part of the licensing agreement, the ARM7TDMI-S processor core will be available to all volume customers using Chip Express' Modular Gate Arrays.

"Mask costs have increased so rapidly over the past 18 months that they have become a major obstacle for developers looking to prove that their newly designed IP will work in silicon," says Doug Bailey, vice president of marketing with Chip Express. "With this program, we are offering designers an opportunity to use our Modular Gate Arrays to build a limited number of prototype devices with the popular ARM7TDMI-S processor core and the AMBA(R) methodology at low cost. The IP developer benefits from affordable access to the ARM7TDMI-S processor and to our high-performance silicon. Chip Express benefits by having advanced IP verified and characterized on our modular array technology."

"This is an excellent opportunity for IP developers to prove their solutions work, using a highly popular, industry standard embedded processor without incurring the high engineering costs associated with standard cell designs," said John Rayfield, VP, US Marketing, ARM. "This


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CHIP EXPRESS CORP.                                               1-800-95-CHIPX
2323 OWEN STREET                                             MOREINFO@CHIPX.COM
SANTA CLARA, CA 95054                                       WWW.CHIPEXPRESS.COM
innovative new program at Chip Express will help IP developers prove their at-speed compatibility with ARM processor technology at very low cost."

Better Option
-------------
The new Chip Express program is an innovative alternative to the traditional option of implementing IP in programmable logic. FPGA devices typically do not run fast enough to operate many IP blocks or RISC processors at the speed required by their target applications. That, in turn, forces designers to modify their circuit architectures and in the process render their IP inefficient for an ASIC application. Moreover, designs implemented in FPGAs present significant security concerns, and the $1000 per-unit cost of large-gate-count FPGAs makes the Chip Express program less expensive than shipping FPGAs on evaluation boards for popular IP.

Under the new program, an IP developer will be allowed to build an ASIC using the Chip Express CX4551 gate array which features 550K ASIC gates and 448Kbits of memory. IP developers participating in the program will receive one wafer or approximately 140 chips. The program fee will cover netlist handoff, the ARM7TDMI-S core and AMBA technology, technical support and two packaging options. The cost of the program for IP providers is $50K.

Since the program is specifically designed to help IP developers build ASICs for demonstration and test purposes, devices manufactured under the program have some restrictions: participants in the program must use the chips they manufacture as prototypes, and the chips cannot be sold individually for profit.

Partnership of Leading-Edge Technologies
----------------------------------------
Chip Express' Modular Gate Array technology offers ASIC developers significant savings in development cost and time. The fast turnaround gate arrays reduce mask costs by a factor of 10:1 and wafer processing time by 70 percent over standard cell equivalents. The technology also offers higher performance, greater logic density and lower production costs than field programmable gate arrays (FPGAs). Chip Express has completed over 1,000 ASIC designs and shipped millions of devices to hundreds of customers including some of the world's largest OEMs.

The ARM7TDMI microprocessor family is a widely implemented 32-bit RISC architecture for low-cost embedded consumer applications. The processor delivers up to 120 MIPS of


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CHIP EXPRESS CORP.                    PAGE 2                     1-800-95-CHIPX
2323 OWEN STREET                                             MOREINFO@CHIPX.COM
SANTA CLARA, CA 95054                                       WWW.CHIPEXPRESS.COM
performance in 0.13um technology, in a very small die size and with minimal power consumption. The AMBA technology is an open standard, on-chip bus specification designed to facilitate "right-first-time" development of embedded processors with peripherals and other CPUs.

About ARM
---------
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

About Chip Express
------------------
Chip Express is a leading manufacturer of late-stage programmable gate array Application Specific Integrated Circuits (ASICs). The company's innovative, patented technology consolidates wafer manufacture tooling, reduces time-to-market and minimizes the cost of initial production. The company's Modular Gate Array technology is widely used in automotive telematics, computing peripherals, communications, high-end consumer electronics, industrial control, medical equipment and military/aerospace systems. Headquartered in Santa Clara, CA, Chip Express is a privately held corporation, founded in the U.S. in 1989. A subsidiary, Chip Express (Israel) Ltd., performs Research & Development and manages European operations.

                                     # # #

This press release contains forward-looking statements based on current information available to Chip Express Corporation as of the date hereof. These statements are based on Management's current expectations and may ultimately prove to be incorrect or false. Factors which could cause future results to differ materially from the results discussed, implied, or forecasted in the forward-looking statements include delays in scheduled product availability dates (which could result from various occurrences including development or testing difficulties, software errors, shortages in appropriately skilled engineers and project management problems); the risks inherent in the commercialization of the Company's anticipated products and services; shifts in customer or market demand for the Company's anticipated products; the impact of competitive products and pricing; and possible disruptive effects of


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CHIP EXPRESS CORP.                    PAGE 3                     1-800-95-CHIPX
2323 OWEN STREET                                             MOREINFO@CHIPX.COM
SANTA CLARA, CA 95054                                       WWW.CHIPEXPRESS.COM
organizational changes, including retaining key personnel and coordinating operations. Chip Express Corp. assumes no obligation to revise or update any forward-looking statements contained in this press release.

ARM, AMBA and ARM7TDMI are registered trademarks of ARM Limited. ARM7TDMI-S is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE:
ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China

(C)2002 Chip Express Corp. All other products or service names mentioned herein are the property of their respective owners.

FOR MORE INFORMATION

Chip Express Contact:                            Agency Contact:
---------------------                            ---------------
     Doug Bailey, VP of Marketing                Matthew Quint
     Chip Express Corporation                    Quint Public Relations
     (408) 235-7309                              (650) 599-9450
     dbailey@chipx.com                           mquint@quintpr.com


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CHIP EXPRESS CORP.                    PAGE 4                     1-800-95-CHIPX
2323 OWEN STREET                                             MOREINFO@CHIPX.COM
SANTA CLARA, CA 95054                                       WWW.CHIPEXPRESS.COM

                                                                         Item 4


          M-SYSTEMS SIGNS TECHNOLOGY COLLABORATION AGREEMENT WITH ARM


Companies to Collaborate on the Optimization of SuperMAP Encryption Technology
                            for Use with ARM Cores


CAMBRIDGE, UK AND KFAR SABA, ISRAEL - Nov. 20, 2002 - ARM [(LSE: ARM); (Nasdaq:
ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, and M-Systems (Nasdaq: FLSH), a leader in flash-based data storage products, today announced that the two companies have signed a technology collaboration agreement. Under the terms of the agreement, M-Systems and ARM will optimize M-Systems' SuperMAP(TM) cryptographic coprocessors for use with ARM(R) SecurCore(TM) family of cores.

SuperMAP cryptographic coprocessors are a comprehensive family of hardware macrocells developed by M-Systems for accelerating cryptographic functions. These patented devices implement sophisticated public key encryption in both conventional RSA and Elliptic Curve (with single step multiply and divide).

The ARM SecurCore family of cores provides unique, 32-bit solutions for smart card and secure integrated circuit (IC) development, offering system designers privileged access to ARM processor cores to create fast, secure e-commerce, banking, networking, mobile multimedia, identification and public transportation solutions.

The agreement announced today complements the availability of an integrated cryptographic engine for SecurCore cores by providing ARM Partners with an option of interfacing to the security capabilities of SuperMAP technology for their SecurCore technology-based solutions.

"M-Systems' SuperMAP technology will put some of the most powerful encryption technology into the hands of designers of ARM Powered(R) devices," said Dominique Lutz, Secure Segment marketing manager, ARM. "The ARM SecurCore family, with its first SC100(TM) product released early 2001, has become the most widely licensed 32-bit RISC architecture for smart cards. SuperMap technology will provide ARM Partners with an additional choice of encryption technology optimized for different types of applications such as smart card, data storage, wireless or networking systems."

Additionally, as more security features are included, M-Systems products such as DiskOnChip(R) and DiskOnKey(R) stand to benefit from the cost savings and performance advantages derived from the integration of SuperMAP and ARM cores.

"The important security capabilities that SuperMAP provides will complement the outstanding features already found within ARM cores," said Dan Dariel, manager of M-Systems' Fortress Security Division. "This agreement with ARM further validates the importance of our SuperMAP technology to the microprocessor industry and to a wide variety of applications requiring the latest in security technology."

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, handheld computing, multimedia, digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks, which provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products - DiskOnChip(R), DiskOnKey(R) and Fast Flash Disk (FFD(TM)) - are found in applications in a vast array of markets, including connected devices, mobile and telecom. Among M-Systems' technologies are TrueFFS(R) for flash management and SuperMAP(TM) for security and protection. For more information, please contact M-Systems at www.m-sys.com.

                                     # # #

ARM is a registered trademarks of ARM Limited. SecurCore and SC100 are trademarks for ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE:
ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties that may cause actual results to vary significantly. These risks include market and competitive factors, and other risks described in the Company's most recent annual report and/or in any of its other filings with the Securities and Exchange Commission. The Company assumes no obligation to update the information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.

                                                                         Item 5


                    SYMBIAN FIRST TO PROVIDE NATIVE SUPPORT
                             FOR ARMv6 ARCHITECTURE


LONDON, UK, AND CAMBRIDGE, UK - Dec. 2, 2002 -Symbian Ltd, developer of Symbian OS, a de facto industry standard operating system for advanced mobile phones, and ARM [(LSE:ARM) (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced Symbian's native support for the ARMv6 architecture in Symbian OS.

Symbian and ARM have a long-term, strategic partnership that aims to drive development of innovative solutions for mobile devices. The companies collaborated for more than a year to enable concurrent development of the ARMv6 architecture and future versions of Symbian OS. This collaboration has resulted in Symbian's development of a highly optimized system OS solution. Utilizing the physically addressed caches in the ARM1136J-S(TM) core reduces Symbian OS context switch times, which provides better memory management performance and reduced power consumption through eliminating forced cache flushing by the operating system - both of which are critical aspects for mobile devices.

"Because Symbian OS has been licensed by the world's leading mobile phone manufacturers, Symbian has unique insight into the industry's future requirements. Symbian and ARM work in strategic partnership to deliver solutions which meet those requirements," said David Wood, executive vice president of Partnering, Evangelism & Research, Symbian. "The ARMv6 architecture-based Symbian OS solution improves essential power and memory performance whilst also enabling the enhanced wireless multi-media capabilities that Symbian OS licensees want to build into their future products."

ARM recently introduced its first ARMv6 architecture-based solutions, the ARM1136J-S core, which is included in the ARM11(TM) PrimeXsys(TM) Platform.

(See separate press releases...ARM Sets Performance Standard with Two New ARM11 Cores...ARM Launches New ARM11 PrimeXsys Platform...Oct. 14, 2002). Texas Instruments has licensed both of the new ARM11 cores from ARM, for its next-generation OMAP microprocessors and wireless chipsets.

"The Symbian OS coupled with TI's ARM(R) core-based OMAP(TM) platform provides wireless manufacturers and application developers with the performance and power efficiency required to deliver advanced multimedia applications," said Alain Mutricy, TI vice president and OMAP Platform general manager. "We are committed to working closely with Symbian and ARM to ensure that future OMAP processors that leverage the new ARM11 cores are highly optimized for the Symbian OS."

 "The combination of an ARM11 PrimeXsys Platform using the ARMv6 architecture and the Symbian OS, will provide a rich multimedia experience for mobile phone users," said Mary Inglis, director, Operating Systems Business Development, ARM. "Writing applications for Symbian OS which utilize the new multimedia SIMD instructions in the ARMv6 architecture, will allow applications developer to create more compelling content for a given clock speed without compromising battery life".

Symbian OS products powered by microprocessors based on the ARM1136J-S core and the ARM1136JF-S(TM) core are expected to come to market in 2004.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions.

About Symbian

Symbian develops and licenses Symbian OS, the de facto industry standard operating system for data-enabled mobile phones. Symbian has licensed Symbian OS to the world's top handset manufacturers including Motorola, Nokia, Samsung, Siemens and Sony Ericsson. In total, Symbian OS licensees account for more than 80 percent of worldwide mobile phone sales.


Symbian's mission is to create a mass market for Symbian OS mobile phones by enabling Symbian OS licensees to build winning products. Publicly announced products based on Symbian OS include the SonyEricsson P800 Smartphone, Nokia 7650, 3650, N-gage.


For more information, please go to www.symbian.com


                                      ENDS

ARM is a registered trademark of ARM Limited. ARM11, ARM1136J-S, ARM1136JF-S and PrimeXsys are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.

                                                                         Item 6


     ARM ANNOUNCES AMBA 3.0 PROGRAM WITH PARTICIPATION OF OVER 25 PARTNERS


ARM leverages "power of partnership" to create new version of industry standard with co-operation of industry-leading Partners

CAMBRIDGE, UK -- Dec. 3, 2002 - ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced that more than 25 Partners have signed up to provide support and technical contributions towards the development of the next generation of the AMBA(R) specification.

Twenty-five industry-leading companies have collaborated on the development of the AMBA 3.0 standard, including: Agere Systems, Agilent, Atmel, Cadence Design Systems, Inc., Conexant Systems, CoWare Inc., Infineon, LSI Logic, Mentor Graphics, Micronas, Motorola, NEC Electronics Corporation, NEC Electronics (Europe), Philips Semiconductors, Samsung, STMicrocroelectronics, Synopsys, Toshiba Corporation, Verisity.

Given the strength of commitment to this Program, AMBA 3.0 technology will benefit from the most comprehensive industry-wide support possible for a communication methodology.

"The AMBA 3.0 Program is an outstanding example of the power of the ARM(R) Partnership," said Mike Inglis, EVP, Marketing, ARM. "Many of our Partners have made significant investments in AMBA technology-based IP and design flows. By participating in the AMBA 3.0 Program, they have protected that investment, and ensured that they can continue to rely on the AMBA specification as a cornerstone of their SoC methodology."

"ARM is committed to working with its Partners to develop and promote open standards from which the whole design community can benefit," said Jonathan Morris, Systems program manager, ARM. "AMBA 3.0 technology will build on the success of the AMBA standard to date, and enable future generations of product designers to benefit from its high-performance capability."

AMBA is an open standard, freely available from ARM. It is easily accessible from the ARM web-site, www.arm.com, via a simple license agreement, and is not subject to any license fee. It currently enjoys significant third-party support, and is widely accepted as an industry standard for on-chip interconnect.

AMBA 3.0 technology will be available for public release in Q1'03.

EDITORS: Please note the following endorsements of the AMBA 3.0 standard which supports this press release:

Some of the Partners who collaborated on the development of AMBA3.0 methodology have provided the following supporting quotes:

"AMBA technology has become an established standard within our industry for system-on-chip module assembly. By adopting AMBA 3.0, we will protect the significant investment that we have made in AMBA, while taking a big step forward in performance and flexibility," said Don Friedberg, director of design methodology for Agere Systems.

"AMBA 3.0 methodology brings a new step forward for high bandwidth and low latency design with backward AHB compatibility," said Michel Guellec, IP Design manager for Atmel Rousset.

 "Cadence is committed to providing new technologies and services throughout the design chain as the AMBA standard continues to evolve. A major aspect of our support will be enabling smooth migration to the new release, to ensure that legacy SoC designs can take full advantage of new capabilities without loss of productivity," said Rahul Razdan, corporate vice president and general manager of the Systems and Functional Verification group at Cadence Design Systems, Inc.

"The participative nature of the AMBA 3.0 Program has ensured that the new specification will further increase both the flexibility and the performance of the protocol and yield a cross-platform adoption," said Mohamed Ben-Romdhane, IP director, Conexant Systems Inc.

"By participating in the AMBA 3.0 Program, we have been able to understand the new capabilities AMBA 3.0 technology brings to the market, enabling us to plan the additions to our existing AMBA 2.0 support. This will enable our customers to take advantage of the new standard as early as possible," said John MacDermott, director, Strategic Alliances, CoWare Inc.

"With the continual increase in system performance and the aggressive time-to-market required of Infineon's wireless business the availability of open bus standards plays an important role. Working in partnership with the industry as a whole improves efficiency in terms of tools, IP re-use and exchange. With the wide collaboration and support, the AMBA 3.0 program looks set to follow in the footsteps of AMBA 2.0. AMBA 3.0 technology certainly has some useful pipelining and posting features which will be of benefit for larger chips requiring scalable interconnects at high frequency. The case for adoption is strong, and we are in a position to support this as an industry standard," said Klaus Hau, vice president and general manager Wide Area, Secure Mobile Solutions, Infineon Technologies AG.

"AMBA 3.0 technology introduces new capabilities not just at the protocol level but also to ease physical implementation of the bus in deep sub-micron technologies These new features will likely expand the adoption of AMBA beyond just next-generation processors SoC subsystems to other application specific areas with high-bandwidth and low-latency requirements. LSI Logic is already implementing targeted peripherals and subsystems based on the draft AMBA 3.0 standard," said Rafi Kedem, senior director of processor cores technology group at LSI Logic.

"The industry-wide acceptance of AMBA as a SoC bus standard was key in our development of Platform ExpressT, enabling us to automate the creation and verification of complex IP in SoC designs. AMBA 3.0 technology will facilitate the creation of even more sophisticated SoC designs," said Serge Leef, general manager, SoC Verification Division, Mentor Graphics.

"The joint definition of the AMBA 3.0 open standard enables interconnect schemes well adapted to tomorrow's data access requirements. This approach enables us to extend our successful in-house implementations based on current AMBA technology to new methodologies which combine our own complex building blocks with third-party IP," said Steffen Zimmermann, system engineering multimedia at Micronas.

"Motorola plans to work with ARM to merge the Motorola IP Interconnect with the future AMBA specification. At the same time, we are working with our customers to bring commercial implementations of ARM to market quickly and effectively, as shown by the rapidly growing list of global customers for our portfolio of Innovative Convergence (TM) 2.5G integrated multimedia and software solutions," said Morris Moore, vice president and director of Systems/Architecture, Wireless Broadband and Systems Group, Motorola Semiconductor Products Sector

"Having largely standardized our internal methodology for ARM core-based SoC and macro development around AMBA 2.0, technology we are looking forward to introducing the enhanced capabilities of AMBA 3.0 methodology," said Ewald Preiss, manager, Macro Development Group, NEC Electronics (Europe).

"We believe that the AMBA 3.0 architecture will allow us to deliver the best solution to our customers," said Tomihiro Ishihara, department manager of SoC design support group, 3rd Custom LSI Division, 1st Business Development Operation Unit, NEC Electronics Corporation.

"The current generation of AMBA technology, widely supported by third party tool and IP vendors, receives broad usage within Philips. We have been able to contribute to the AMBA3.0 program and jointly define a next-generation open standard, that will address our most challenging on-chip communication needs," said Bart De Loore, general manager, ReUse Technology Group at Philips Semiconductors.

"AMBA technology has been very useful in developing our mobile application processors. We believe that the new AMBA 3.0 methodology would contribute a lot in making the SoC integration more efficient, simpler and easier, definitely with a lot of performance improvement," said Dr. Yun-Tae Lee, vice president of Mobile Solution Project at Samsung Electronics.

"We have seen open On-Chip-Bus standards combined with plug-compatible commercial IP significantly increase the productivity of SoC designers," said Mike Keating, vice president of engineering at Synopsys, a contributing member to the AMBA 3.0 standard. "Based on the success of more than 150 users of our DesignWare AMBA 2.0 IP solutions, we will continue our commitment to AMBA by delivering AMBA 3.0 implementation and verification IP."

"The evolution of the AMBA standard will allow us to ensure continuity and consistency of our ongoing and future SoC developments. We are convinced that the gain of performance offered by the AMBA 3.0 standard will allow to efficiently address communication needs for the next generation of complex SoC designs," said Luciano Raimondi, ARM design manager, DSP and Micro Division, STMicroelectronics.

"System-level interconnect can be a bottleneck that erodes performance. One of the reasons ARM CPUs have been so successful in ASIC development is that ARM had the foresight to develop the AMBA standard and have energetically deployed it. AMBA helps reduce design time for ARM core-based ASICs and is critically mportant for the success of ARM11," said Richard Tobias, vice president, ASIC and Foundry Business Unit, System LSI Group, Toshiba America Electronic Components, Inc.

"Verisity has long partnered with ARM to provide essential technology and methodology for functional verification, and we are committed to helping enable the ARM open AMBA 3.0 on-chip bus standard. Verisity will work closely with ARM to address the need for AMBA 3.0 compliance verification and e Verification Component (eVC) availability to ensure that our customers' embedded system designs are of the highest quality," said Dave Tokic, director of strategic marketing at Verisity.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, handheld computing, multimedia, digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

                                    - ends -


ARM and AMBA are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.

                                                                         Item 7


        ARM EXPANDS TRAINING PROGRAM WITH NEW TRAINING CENTER IN FRANCE

CAMBRIDGE, UK - Dec. 3, 2002 - ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, today announced the expansion of the ARM(R) Approved Training Center (ATC) Program with the addition of a training center in France.

Under this agreement, Multi Video Designs (MVD), which has training centers in Toulouse and Paris as well as offices in Spain and Latin America, will bring their knowledge and experience of ARM technology to the developer community in Europe.

"There is a strong market need for access to quality training, delivered in French, for ARM core-based system designers," said Chris Shore, ATC Program manager at ARM, "The appointment of MVD as an ARM Approved Training Center will enable our Partners in France to achieve the level of service they need to bring their products to market quickly."

MVD has acknowledged expertise in the field of FPGA designs using ARM technology and this will bring another dimension to the ARM core-based training available to all designers of ARM Powered(R) systems.

"We have welcomed this opportunity to join the growing community of ARM training Partners," said Edgard Garcia, founder and managing director at MVD. "As more of our customers seek to use ARM technology in their designs, the support we receive from ARM will enable us to meet their training needs."

The ATC program now includes eight companies worldwide and has facilitated significant net growth in ARM training activity. Each member company brings different skills and expertise to the program, which increases the variety of ARM training available to all developers.

About the ARM ATC Program

The ATC program has been established to satisfy the growing demand for training in ARM technology for ARM semiconductor Partners, OEMs and design centers worldwide. Through the program, ARM recruits and works with a network of approved Partners who are trained, qualified, and equipped with ARM material and software tools, enabling them to provide high-quality, certified training into their own markets and regions.

ATC partners must go through a strict qualification process to become an ARM Approved Training Center. This includes an assessment of their success in the marketplace, intensive training for their teaching staff, and a facilities audit. All ATC partners are continuously monitored to ensure that the quality of training remains high.

Current ARM Approved Training Centers include Microconsult GmbH in Munich, Germany; Mikroelektronik Akademie in Hanover, Germany; Phoenix Technologies in Tel Aviv, Israel; Vitals Systems in South Korea; Finesse IT Partners in Taiwan; Yokogawa Digital Computer in Japan; ANDOR System Support in Japan.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

                                    - ends -



ARM and ARM Powered are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM, INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.

                                                                         Item 8


         THE MEMEC GROUP COMPANIES OFFER ARM REALVIEW DEVELOPMENT TOOLS


Partnership Enables Memec Divisions Impact, Insight, and Unique to support ARM
                              Core-Based Designs


SAN DIEGO, CALIF., AND CAMBRIDGE, UK - Dec. 9, 2002 -The Memec Group, the leading global specialist semiconductor distributor, and ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced that Memec divisions will offer the ARM(R) RealView(TM) family of development tools.

The Memec Group encompasses Impact, Insight and Unique, global distributors with finite line cards that enable superior product knowledge and unparalleled demand creation capabilities. Memec currently offers the RealView tool suite through its Impact division in China and its Unique division in Europe. This new agreement enables Memec Americas divisions of Insight and Unique to also distribute the tools.

With RealView tools added to their portfolio, Memec can provide designers with complete development solutions to create, analyze and integrate systems based on ARM technology. Many Memec supplier products include ARM core-based microprocessor cores, which are rapidly becoming the volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer, and embedded solutions.

"This agreement between ARM and Impact, Insight and Unique adds significant strength to ARM's global network of RealView distributors," said Derek Morris, general manager for Development Systems, ARM. "The Memec Group have been chosen because of their high technical ability enabling excellent support for RealView tools for ARM developers. With the inclusion of the RealView family of tools Memec and ARM will be able to provide the best support possible for all users of the ARM architecture."

"Memec provides end-to-end solutions to our customers and development tools are an important part of that solution chain," said Greg Provenzano, president and CEO, Memec Americas. "This partnership with ARM enables us to offer a comprehensive tool portfolio that supports the industry's leading provider of 16-bit/32-bit RISC microprocessors."

Many of Memec's existing OEM customers and partners already use ARM microprocessor technology and by providing comprehensive support for debug and development using RealView tools, Memec will be able to provide designers with complete development solutions to both create and integrate systems based on the ARM architecture.

"Insight's ability to work with Cirrus Logic customers designing ARM Powered(R) products, and the addition of RealView development tools to their portfolio, will only strengthen their ability to provide advanced ARM core-based solutions," said Terry Leeder, senior vice president, Sales and Marketing, Cirrus Logic, Inc. "As we continue to move into consumer markets with ARM core-based processors for portable audio and other applications, technology expertise from Insight will become more and more a key part of our solution for Cirrus customers."

"Oki Semiconductor, a supplier partner with Unique Memec and licensee of ARM core technology, applauds the decision by ARM to appoint Unique Memec to represent the ARM RealView suite of development tools," said Michael Brown, vice president of sales, Oki Semiconductor. "Unique's limited line card and emphasis on design creation, makes them a valuable asset in driving and supporting ARM core-based designs."

About the ARM RealView Development Solution

RealView tools provide designers with the best solution for creating and analyzing systems based on ARM technology. They are designed and used by the same engineers who create the ARM architecture. ARM tools are exposed to the highest level of pre- and post-silicon evaluation and development. As a result, the ARM RealView development solution provides the broadest possible range of support for future ARM architectures and derivatives. ARM RealView tools are fully integrated and provide a complete solution to any design or SoC integration challenge, giving the developer higher confidence in first silicon and a faster time-to-market.

The complete ARM RealView development solution includes:

     o RealView compilation tools including a C and C++ compiler, assembler and linker - now available as a stand-alone package

     o RealView debug solution, made up of the RealView Debugger(TM)product, RealViewICE(TM)emulator and RealView Trace(TM)module

     o    Boards and platforms including the industry-proven
          Integrator(TM)family

About The Memec Group

The Memec Group encompasses three specialist semiconductor distribution companies, Impact, Insight and Unique. Each company focuses on a finite number of supplier partners, thus enabling superior product knowledge and unparalleled demand creation capabilities. Although Memec companies operate independently, they all rely on Memec United, the global logistics and EMS services division, and Memec Design, the design and engineering division, to offer original equipment manufacturers complete semiconductor solutions. Located throughout 42 countries, The Memec Group companies collectively represent over 200 developers and manufacturers of advanced semiconductors and intellectual property. With recent start-ups and acquisitions in Japan and Eastern Europe, Memec continues to expand its presence to emerging key areas of the global semiconductor market. Go to www.memec.com for more information.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions.

                                      ENDS


ARM and ARM Powered are registered trademarks of ARM Limited. RealView, RealView Debugger, RealViewICE, RealView Trace and Integrator are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and
Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.